PHIO PHARMACEUTICALS CORP.

257 Simarano Drive, Suite 101

Marlborough, MA 01752

December 22, 2023

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Crawford

Re:	Phio Pharmaceuticals Corp.
Registration Statement on Form S-1
Filed December 19, 2023
File No. 333-276146
Request for Acceleration of Effective Date

Dear Mr. Crawford:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Phio Pharmaceuticals Corp. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-1 and declare such Registration Statement effective as of 4:00 p.m., Eastern Time, on December 27, 2023, or as soon thereafter as possible.

Please direct any questions or comments concerning this request to Brandon Kinnard of Hogan Lovells US LLP at (303) 454-2477. Also, please notify Mr. Kinnard when this request for acceleration has been granted.

Very truly yours,

PHIO PHARMACEUTICALS CORP.

By:	/s/ Robert J. Bitterman
Name:	Robert J. Bitterman
Title:	President and Chief Financial Officer